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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       FAIRFAX FINANCIAL HOLDINGS LIMITED
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Canada                                      N/A
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)

  95 WELLINGTON STREET WEST, SUITE 800
        TORONTO, ONTARIO, CANADA                          M5J 2N7
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(Address of principal executive offices)                (Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

       Securities Act registration file number to which this form relates:

                                       N/A

        Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                         Name of each exchange on which
    to be so registered                         each class is to be registered

 SUBORDINATE VOTING SHARES                         NEW YORK STOCK EXCHANGE

     Securities to be registered pursuant to Section 12(g) of the Act: NONE

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

CLASS TO BE REGISTERED

         This Registration Statement on Form 8-A relates to the registration of the Subordinate Voting Shares of the Registrant.

AUTHORIZED SHARE CAPITAL

         The authorized share capital of the Registrant consists of an unlimited number of Multiple Voting Shares carrying ten votes per share, an unlimited number of Subordinate Voting Shares carrying one vote per share and an unlimited number of Preferred Shares, issuable in series, of which 8,000,000 shares consist of a series designated as fixed/floating cumulative redeemable Preferred Shares, Series A (the "Series A Preferred Shares"), and 8,000,000 shares consist of a series designated as cumulative redeemable Preferred Shares, Series B (the "Series B Preferred Shares"). At October 31, 2002, there were 1,548,000 Multiple Voting Shares, 13,391,918 Subordinate Voting Shares, 8,000,000 Series A Preferred Shares and no Series B Preferred Shares outstanding.

MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

DIVIDEND RIGHTS

         Holders of Multiple Voting Shares and Subordinate Voting Shares participate equally as to dividends and are entitled to dividends, in equal amounts per share and at the same time, that the Registrant's board of directors (the "Board of Directors") may declare out of legally available funds, subject to the preferential dividend rights of the Preferred Shares.

VOTING RIGHTS

         Holders of Multiple Voting Shares and Subordinate Voting Shares are entitled to receive notice of any meeting of the Registrant's shareholders and may attend and vote at such meetings, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. The Multiple Voting Shares are entitled to ten votes per share, except as set forth below, and the Subordinate Voting Shares are entitled to one vote per share.

         The ten votes per share attached to the Multiple Voting Shares are automatically and permanently reduced to one vote per share if:

   (i) the number of the Multiple Voting Shares held by The Sixty Two Investment Company Limited (and its 75% owned subsidiaries) falls below 1,197,480 shares, unless this results from a sale of shares to purchasers who make an equivalent unconditional offer to purchase all outstanding Subordinate Voting Shares; or


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   (ii)  the number of the Multiple Voting Shares held by purchasers referred to in (i) above (and their 75% owned subsidiaries) falls below 1,197,480.

         A change of control of The Sixty Two Investment Company Limited or a purchaser referred to in (i) above will disqualify that shareholder's holding of shares for the purposes of the calculations contained in (i) and (ii) above. Except in connection with a sale to a purchaser who makes an offer to purchase all outstanding Subordinate Voting Shares as contemplated by (i) above, The Sixty Two Investment Company Limited has agreed with the Registrant that it will not sell the Registrant's shares carrying multiple voting rights (except to its 75% owned subsidiaries).

         The number of votes attached to the Multiple Voting Shares will automatically but temporarily be reduced to one vote per share for any shareholders' meeting if, during the three months ending ten days prior to the date the Registrant sends notice of the shareholders' meeting, the weighted average trading price in the principal trading market of the Subordinate Voting Shares for any period of thirty consecutive trading days is less than Cdn. $4.00 per share (subject to adjustment).

PREEMPTIVE, SUBSCRIPTION, REDEMPTION AND CONVERSION RIGHTS

         Holders of Subordinate Voting Shares and Multiple Voting Shares have no preemptive, subscription or redemption rights. Holders of Subordinate Voting Shares have no conversion rights. Multiple Voting Shares are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted.

LIQUIDATION RIGHTS

         Upon the liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, the holders of the Subordinate Voting Shares and Multiple Voting Shares, without preference or distinction, are entitled to receive ratably all of the Registrant's assets remaining after payment of all debts and other liabilities, subject to the prior rights of holders of any outstanding Preferred Shares and any other prior ranking shares.

MODIFICATIONS

         Modifications to the provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, require the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of each class.

         No subdivision or consolidation of the Multiple Voting Shares or of the Subordinate Voting Shares may take place unless the shares of both classes are subdivided or consolidated at the same time in the same manner and proportion.

         No rights to acquire additional shares or other securities or property of the Registrant will be issued to holders of Multiple Voting Shares or Subordinate Voting Shares unless the same rights are issued at the same time to holders of shares of both classes.


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PREFERRED SHARES

VOTING RIGHTS

         The prior approval of not less than two-thirds of the votes cast at a meeting of holders of Subordinate Voting Shares is required before the Registrant may create any class or series of shares that have voting rights (except as required by law or allowed if dividends are in arrears).

DIVIDEND RIGHTS AND RETURN OF CAPITAL

         The Preferred Shares rank prior to the Subordinate Voting Shares and Multiple Voting Shares and to any other junior shares in the payment of dividends and the return of capital in the event of the Registrant's liquidation, dissolution or winding up. Preferred Shares of each series shall rank on a parity with Preferred Shares of every other series with respect to priority in payment of dividends and return of capital in the event of the Registrant's liquidation, dissolution or winding up.

NUMBER, DESIGNATION, DIVIDENDS, REDEMPTION, RETRACTION, VOTING RIGHTS AND CONVERSION

         Each series of Preferred Shares is issuable in such number and with such designation, and is entitled or subject to such rights, privileges, restrictions, and conditions, including with respect to dividends, redemption, retraction, voting and conversion, as may be provided in the share conditions governing such series as established by the Board of Directors.

SERIES A PREFERRED SHARES

         The Series A Preferred Shares are non-voting and are redeemable at the Registrant's option on and after December 1, 2004. Dividends are payable at an annual rate of 6.5% per annum until November 30, 2004 and thereafter at rates no less than 5% per annum and based upon, among other things, the prime rate. The Series A Preferred Shares are not retractable at the option of the holder. The total number of authorized Series A Preferred Shares is 8,000,000, all of which are currently issued and outstanding. Series A Preferred Shares are convertible into Series B Preferred Shares on a one-for-one basis on December 1, 2004 and on December 1 in every fifth year thereafter, subject to certain conditions.

SERIES B PREFERRED SHARES

         The Series B Preferred Shares are non-voting and are redeemable at the Registrant's option on December 1, 2009 and on December 1 in every fifth year thereafter. Dividends are payable at an annual rate based upon, among other things, the yield of five year Government of Canada bonds. The Series B Preferred Shares are not retractable at the option of the holder. The total number of authorized Series B Preferred Shares is 8,000,000, none of which are currently issued and outstanding. Series B Preferred Shares are convertible into Series A Preferred Shares on a one-for-one basis on December 1, 2009 and on December 1 in every fifth year thereafter, subject to certain conditions.


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FOREIGN OWNERSHIP RESTRICTIONS APPLICABLE TO THE SUBORDINATE VOTING SHARES

         There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of Subordinate Voting Shares, other than withholding tax requirements. See "Certain Canadian Federal Income Tax Considerations Applicable to the Subordinate Voting Shares" below.

         There is no limitation imposed by Canadian law or by the Registrant's articles of incorporation or other charter documents on the right of a non-resident to hold or vote Subordinate Voting Shares, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO THE SUBORDINATE VOTING SHARES

         This section summarizes the principal Canadian federal income tax considerations generally applicable to persons who acquire Subordinate Voting Shares and, for purposes of the Income Tax Act, hold such Subordinate Voting Shares as capital property and deal at arm's length and are not affiliated with the Registrant. The Subordinate Voting Shares will generally be considered to be capital property to a holder unless such holder holds such Subordinate Voting Shares in the course of carrying on a business, or such holder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

         This summary is based on the current provisions of the Income Tax Act, the regulations thereunder, all specific proposals to amend the Income Tax Act or the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and the Registrant's understanding of the current published administrative practices of the Canada Customs and Revenue Agency.

         This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein. This summary is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Registrant's Subordinate Voting Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Subordinate Voting Shares. Accordingly, prospective purchasers of the Registrant's Subordinate Voting Shares should consult their own tax advisors concerning the tax consequences of their particular situations.

HOLDERS NOT RESIDENT IN CANADA

         The following section summarizes the principal Canadian federal income tax considerations generally applicable to a holder if:


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    o    at all relevant times, for purposes of the Income Tax Act and any applicable tax treaty or convention, such holder is not a resident of Canada,

    o such holder does not use or hold (and will not use or hold) and is not deemed to use or hold the Subordinate Voting Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere, and

    o such holder's shares do not constitute "taxable Canadian property" for purposes of the Income Tax Act.

         Provided that the Subordinate Voting Shares are listed on a prescribed stock exchange (which includes the New York Stock Exchange and the Toronto Stock Exchange) at a particular time, the Subordinate Voting Shares will generally not constitute taxable Canadian property to a holder at that time. This rule applies unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the Registrant's capital stock was owned by such holder, by persons with whom such holder did not deal at arm's length or by such holder and any such persons. A holder's Subordinate Voting Shares can be deemed to be taxable Canadian property in certain circumstances set out in the Income Tax Act.

Taxation of Dividends

         Dividends on the Registrant's Subordinate Voting Shares paid or credited or deemed under the Income Tax Act to be paid or credited to a holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty where such holder is a resident of a country with which Canada has an income tax treaty. If a holder is a United States resident entitled to benefits under the Canada-United States Income Tax Convention, dividends on Subordinate Voting Shares generally will be subject to Canadian withholding tax at the rate of 15%. Under the Canada-United States Income Tax Convention, dividends paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Registrant will not be required to withhold tax from dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

Disposition of Subordinate Voting Shares

         A holder will not be subject to tax under the Income Tax Act in respect of any capital gain realized on the disposition of Subordinate Voting Shares.

HOLDERS RESIDENT IN CANADA

         This section of the summary applies to a holder if, for purposes of the Income Tax Act and any applicable tax treaty or convention, such holder is a resident in Canada at all


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relevant times. Certain of such persons to whom Subordinate Voting Shares might not constitute capital property may elect, in certain circumstances, to have the Subordinate Voting Shares treated as capital property by making the election permitted by subsection 39(4) of the Income Tax Act.

         The Income Tax Act contains certain "mark-to-market rules" relating to securities held by certain financial institutions. This summary does not take into account those mark-to-market rules, and if a holder is a "financial institution" for purposes of such rules, it should consult its own tax advisor.

Taxation of Dividends

         Dividends received or deemed to be received on a Subordinate Voting Share will be included in computing a holder's income for purposes of the Income Tax Act (dividends received in United States dollars must be converted into Canadian dollars). The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to such dividends received by an individual, and such dividends received by a corporation normally will be deductible in computing its taxable income. If a holder is a "private corporation" or a "subject corporation" (as defined in the Income Tax Act), it may be liable under Part IV of the Income Tax Act to pay a refundable tax of 33 1/3% on such dividends to the extent that such dividends are deductible in computing its taxable income.

Disposition of Subordinate Voting Shares

         Upon a disposition or a deemed disposition of a Subordinate Voting Share, a holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Subordinate Voting Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Subordinate Voting Share to such holder. The cost to a holder of any Subordinate Voting Share will be averaged with the adjusted cost base of any other of the Registrant's Subordinate Voting Shares owned by such holder as capital property for purposes of determining the adjusted cost base of each such share to such holder.

         Under the provisions of the Income Tax Act, one-half of any capital gain realized by a holder will be required to be included in computing its income as a taxable capital gain. Similarly, one-half of any capital loss (an "allowable capital loss") realized by a holder may normally be deducted against taxable capital gains realized by it in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by a holder against net taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Income Tax Act in this regard. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax.

         The amount of any capital loss realized on the disposition or deemed disposition of a Subordinate Voting Share by a holder if it is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Subordinate Voting Share to the extent and in the circumstances prescribed by the Income Tax Act. Similar rules may apply


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where a holder is a holder that is a corporation that is a member of a partnership or beneficiary of a trust that owns Subordinate Voting Shares or that is itself a member of a partnership or a beneficiary of a trust that owns Subordinate Voting Shares.

         If a holder is a Canadian-controlled private corporation (as defined in the Income Tax Act), it may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable capital gains but not including taxable dividends that are deductible in calculating taxable income.

ITEM 2.  EXHIBITS

         None.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   FAIRFAX FINANCIAL HOLDINGS LIMITED
                                   Registrant



Date: December 5, 2002           By: /s/ Eric P. Salsberg
                                       ---------------------------------------
                                       Name:  Eric P. Salsberg
                                       Title: Vice President, Corporate Affairs
                                              and Assistant Secretary